As filed with the Securities and Exchange Commission on December 11, 2024

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act Of 1934

Highland Opportunities & Income Fund

(Name of Subject Company (Issuer))

Highland Opportunities & Income Fund

(Name of Filing Person (Issuer))

Common stock, par value $0.001

(Title of Class of Securities)

43010E404

(CUSIP Number of Securities)

Stephanie Vitiello, Esq.

Highland Opportunities & Income Fund

300 Crescent Court, Suite 700

Dallas, Texas 75201

Telephone: (866) 351-4440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Jon-Luc Dupuy

K&L Gates, LLP

1 Congress Street, Suite 2900

Boston, MA 02114

Telephone: (617) 261-3146

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

THE TENDER OFFER DESCRIBED IN THIS COMMUNICATION (THE “OFFER”) HAS NOT YET COMMENCED. THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY. THIS COMMUNICATION IS NOT A RECOMMENDATION TO BUY OR SELL HIGHLAND OPPORTUNITIES & INCOME FUND (THE “FUND”) SHARES OR ANY OTHER SECURITIES, AND IT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL FUND SHARES OR ANY OTHER SECURITIES.

ON THE COMMENCEMENT DATE OF THE OFFER, THE FUND WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO, INCLUDING A LETTER TO CLIENTS, NOTICE OF GUARANTEED DELIVERY, OFFER TO EXCHANGE, AND A LETTER OF TRANSMITTAL (“OFFERING DOCUMENTS”), WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). THE OFFER WILL ONLY BE MADE PURSUANT TO THE OFFERING DOCUMENTS FILED WITH SEC AND AS A PART OF THE SCHEDULE TO. SHAREHOLDERS SHOULD READ CAREFULLY THE OFFERING DOCUMENTS BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. ONCE THE OFFER IS COMMENCED, SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFERING DOCUMENTS AND OTHER DOCUMENTS THAT THE FUND WILL BE FILING WITH THE SEC AT THE SEC’S WEBSITE AT WWW.SEC.GOV.

ITEMS 1 THROUGH ITEM 11.

Not Applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Document

99.1(a)	Presentation for Shareholder Call Scheduled for December 11, 2024.

ITEM 13.

Not applicable.

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